Olema Pharmaceuticals, Inc.

512 2nd Street, 4th Floor

San Francisco, California 94107

March 3, 2022

Via Edgar

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:Olema Pharmaceuticals, Inc.

Registration Statement on Form S-3 (File No. 333-263117)

Ladies and Gentlemen:

Reference is made to the Registration Statement on Form S-3 (File No. 333-263117) filed with the Securities and Exchange Commission (the “Commission”) by Olema Pharmaceuticals, Inc. on March 1, 2022 (the “Registration Statement”).  Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of the Registration Statement:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to said Section 8(a), may determine.”

Sincerely,

Olema Pharmaceuticals, Inc.

By: /s/ Shane Kovacs

Name: Shane Kovacs

Title: Chief Financial Officer

cc:Jodie M. Bourdet, Cooley LLP

Julia R. Boesch, Cooley LLP